UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

This report on Form 6-K, except for Exhibit 99.1 hereto, shall be deemed to be filed and incorporated by reference in the Registration Statements (as defined herein) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 23, 2026, Emera US Finance, LLC (the “Issuer”) completed an offering of US$375,000,000 aggregate principal amount of its 6.650% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series A Notes”) and US$375,000,000 aggregate principal amount of its 6.850% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series B Notes” and, together with the Series A Notes, the “Notes”). The Notes are fully and unconditionally guaranteed by Emera Incorporated (“Emera”) and Emera US Holdings Inc. (“EUSHI”, and together with Emera, the “Guarantors”). EUSHI is an indirect wholly-owned subsidiary of Emera and the Issuer is an indirect, wholly-owned subsidiary of Emera.

The Notes were sold pursuant to an underwriting agreement dated March 17, 2026 (the “Underwriting Agreement”) among the Issuer, the Guarantors and J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. The Notes were issued pursuant to an indenture, dated as of March 23, 2026 (the “Base Indenture”), as supplemented by a first supplemental indenture establishing the terms of the Series A Notes and the related Guarantees, dated as of March 23, 2026 (the “First Supplemental Indenture”) and a second supplemental indenture establishing the terms of the Series B Notes and the related Guarantees, dated as of March 23, 2026 (the “Second Supplemental Indenture”, and together with the First Supplemental Indenture and the Base Indenture, the “Indenture”), with Equiniti Trust Company, LLC as trustee (the “Trustee”). The Notes were offered pursuant to registration statements on Form F-3 (File Nos. 333-294017-01 and 333-294017-02) filed by the Issuer and EUSHI with the Securities and Exchange Commission on March 4, 2026 (the “Form F-3 Registration Statement”) and Form F-10 (File No. 333-294020) filed by Emera with the Securities Exchange Commission on March 4, 2026 (the “Form F-10 Registration Statement”, and together with the Form F-3 Registration Statement, the “Registration Statements”).

The Series A Notes bear interest (i) from and including March 23, 2026 to but excluding October 1, 2031 (the “Series A First Reset Date”), at the rate of 6.650% per annum and (ii) from and including the Series A First Reset Date, during each Series A Reset Period (as defined in the Indenture), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Indenture) as of the most recent Series A Reset Interest Determination Date (as defined in the Indenture), plus a spread of 2.866% to be reset on each Series A Reset Date (as defined in the Indenture); provided, that the interest rate during any Series A Reset Period will not reset below 6.650% (which equals the initial interest rate on the Series A Notes). Interest is payable on April 1 and October 1 of each year, commencing on October 1, 2026. The Issuer may defer interest payments during one or more deferral periods for up to 20 consecutive semi-annual interest payment periods as described in the Indenture. The Notes will mature on October 1, 2056, unless earlier redeemed. The Notes are unsecured and subordinated obligations of the Issuer. The Guarantees are unsecured and subordinated obligations of the Guarantors.

The Series B Notes bear interest (i) from and including March 23, 2026 to but excluding October 1, 2031 (the “Series B First Reset Date”), at the rate of 6.850% per annum and (ii) from and including the Series B First Reset Date, during each Series B Reset Period (as defined in the Indenture), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Indenture) as of the most recent Series B Reset Interest Determination Date (as defined in the Indenture), plus a spread of 2.648% to be reset on each Series B Reset Date (as defined in the Indenture); provided, that the interest rate during any Series B Reset Period will not reset below 6.850% (which equals the initial interest rate on the Series B Notes). Interest is payable on April 1 and October 1 of each year, commencing on October 1, 2026. The Issuer may defer interest payments during one or more deferral periods for up to 20 consecutive semi-annual interest payment periods as described in the Indenture. The Notes will mature on October 1, 2056, unless earlier redeemed. The Notes are unsecured and subordinated obligations of the Issuer. The Guarantees are unsecured and subordinated obligations of the Guarantors.

The preceding is a summary of the terms of the Underwriting Agreement, the Indenture and the Notes, and is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit 1.1, the Base Indenture attached hereto as Exhibit 4.1, the First Supplemental Indenture attached hereto as Exhibit 4.2, the Second Supplemental Indenture attached hereto as Exhibit 4.4, the form of the Series A Notes attached hereto as Exhibit 4.3 and the form of the Series B Notes attached hereto as Exhibit 4.5, each of which is incorporated herein by reference as though they were fully set forth herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: March 23, 2026	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated March 17, 2026, between the Issuer, the Guarantors and the underwriters party thereto

4.1	Base Indenture, dated as of March 23, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.2	First Supplemental Indenture relating to the 6.650% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, dated as of March 23, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.3	Form of Global Note representing the 6.650% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes (included in Exhibit 4.2)

4.4	Second Supplemental Indenture relating to the 6.850% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, dated as of March 23, 2026, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee

4.5	Form of Global Note representing the 6.850% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes (included in Exhibit 4.4)

5.1	Opinion of Davis Polk & Wardwell LLP, as to the validity of the Notes

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

99.1	Emera Incorporated Media Release dated March 23, 2026